

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2011

Mr. Richard G Pfister
Executive Vice President
Altegris Portfolio Management, Inc
1202 Bergen Parkway Suite 212
Evergreen, Colorado 80439

> **Re: Altegris QIM Futures Fund**
> **Form 8-K**
> **Filed February 1, 2011**
> **File No. 000-53815**

Dear Mr. Pfister

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K

Item 4.01 Changes in Registrant's Certifying Accountant

1. We note your disclosure that you will dismiss your current auditors upon the completion of their audit of your financial statements for the year ended December 31, 2010. Given that your auditors are still currently engaged and have not provided their report on your 2010 financial statements, explain to us how you are able to make the representations required by Item 304 (a)(1)(ii) or Item 304 (a)(1)(iv) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned at (202)551-3438 if you have any questions.

Sincerely,

Robert F Telewicz Jr.
Staff Accountant